[Letterhead of Clifford Chance US LLP]
October 14, 2009
Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549

Attention:	Patsy W. Mengiste, Division of Investment Management Mail Stop 0505

Re:	Seligman Premium Technology Growth Fund, Inc. (File Nos. 811-22328 and 333-161752)
Dear Ms. Mengiste:
     Thank you for your comment letter dated October 2, 2009 regarding the registration statement (the “Registration Statement”) on Form N-2 (File Nos. 811-22328 and 333-161752) for Seligman Premium Technology Growth Fund, Inc. (the “Fund”), filed with the Securities and Exchange Commission (the “Commission”) on September 4, 2009. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in Pre-Effective Amendment No. 1 to the Fund’s registration statement, which will be filed via EDGAR on or about October 14, 2009.

Comment 1.	Fund’s Name. The Fund uses the term “Premium” in its name. However, there are no investment strategies and policies that clearly identify the Fund’s intended use of this term. Please add appropriate disclosure.
Response 1. The term “premium” refers to the fact that the Fund will receive premiums from writing call options. The purchasers of those options will pay premiums to the Fund. The Registration Statement has extensive disclosure regarding the Fund’s option writing strategy. See “Investment Strategy” and “Investment Objectives and Principal Strategies of the Fund.” In addition, the Fund has adopted a policy to write call options as reflected on pages ii, 2, 3, 4, 22 and 23 of the Registration Statement. Also, the use of “Premium” in the Fund’s name is consistent with the approach taken by a number of other third-party funds that write call options as part of their principal strategies, such as “Nasdaq Premium Income & Growth Fund” (No. 811-21983, 333-138823) and “Dow 30SM Enhanced Premium & Income Fund Inc.” (No. 811-22029, 333-141212). Therefore, we respectfully submit that no additional disclosure is necessary.
SUMMARY
Investment Objective and Principal Strategies

Comment 2.	Concentration Policy — Shareholder’s approval. The Fund discloses that its objectives and policies are non-fundamental and may be changed by the Fund’s Board of Directors without approval of the Fund’s holders of Common Shares. The

Fund also discloses that its investment policy of investing at least 80% of its Managed Assets in equity securities of technology and technology-related companies and its policy with respect to the use of written call options on the NASDAQ 100 on a continuous basis may be changed by the Board without stockholder approval only following the provision of 60 days’ prior written notice to Common Stockholders. Please modify this disclosure to make it clear that a change in the Fund’s concentration policy must be approved by shareholders.
Response 2. We have modified the disclosure to indicate that the Fund’s concentration policy may not be changed without a shareholder vote.

Comment 3.	Technology Companies. The Fund discloses that technology and technology-related companies are those companies that use technology extensively to improve their business processes and applications and may include any companies operating in any industry, including but not limited to software, communications, and information and medical technology. Please define what constitutes the “use [of ] technology extensively.”
Response 3. We have revised this disclosure so that it no longer refers to “use [of] technology extensively. . . .” The revised disclosure is as follows: “[T]echnology and technology-related companies are those companies that develop and sell technology products or services or companies that significantly benefit from technology by improving their business processes and applications and may include companies operating in any industry, including but not limited to software, hardware, communications, information, medical technology and technology services, including the internet.”
Dividend Distribution on Common Shares

Comment 4.	Level Distributions. The disclosure states that the Fund intends to make quarterly cash distributions to Common Stockholders at a rate that reflects the past and projected performance of the Fund. The Fund expects to receive all or some of its current income and gains from the following sources: (i) dividends received by the Fund that are paid on the equity and equity-related securities in its portfolio; and (ii) capital gains (short-term and long-term) from the sale of portfolio securities and option premiums. It is possible that the Fund’s distributions will at times exceed the earnings and profits of the Fund and therefore all or a portion of such distributions may constitute a return of capital. Please explain supplementally the appropriateness of a level distribution policy for a growth fund. In addition, many investors may not fully understand the nature of return of capital. Please add disclosure that explains the tax consequences to shareholders.
Response 4. We have added the requested disclosure explaining the tax consequences to shareholders of a return of capital. Additionally, we respectfully submit that the Fund’s investment objective is not solely growth but growth and current income (emphasis added). The Fund expects to generate current income from the premiums received on the call options the Fund intends to write on a monthly basis.

Comment 5.	Distribution Yield/Rate. Please inform us whether the Fund intends to report distribution yield/rate. If the Fund intends to report distribution yield at any point prior to finalizing its tax figures, the Fund should estimate the portion of the distribution yield that results from return of capital and exclude this amount from the distribution yield. In addition, reports containing distribution yields/rates should be accompanied by the total return and/or SEC yield with at least equal prominence.
Response 5. To the extent that the Fund reports distribution yield/rate, the Fund will comply with the Commission’s requirements for reporting distribution yield/rate.
Fee Table

Comment 6.	Fee Table — Estimate of Expenses. Please disclose in the footnotes that “Other Expenses” in the Fee Table are based on estimated amounts for the current fiscal year pursuant to Item 3 to Form N-2.
Response 6. The requested disclosure has been added.
STATEMENT OF ADDITIONAL INFORMATION
Investment Restrictions

Comment 7.	Concentration Policy Based on Managed Assets. The disclosure states that the Fund will invest at least 25% of the value of its Managed Assets in securities of issuers principally engaged in the technology industry (in which the Fund intends to concentrate). Please provide supplementally disclosure which explains the appropriateness of using “Managed Assets” instead of “total assets” as a basis for determining the Fund’s concentration policy.
Response 7. We have modified the disclosure to indicate that the Fund will invest at least 25% of the value of its “total assets” rather than its “Managed Assets” in securities of issuers principally engaged in the technology industry.
GENERAL

Comment 8.	We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.
Response 8. We acknowledge your comment.

Comment 9.	Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.
Response 9. Other than the exemptive application to permit a managed distribution policy referred to on pages 7 and 35 of the Registration Statement, we have not submitted nor do we expect to submit an exemptive application or no-action request in connection with the Fund’s registration statement.

Comment 10.	Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no changes will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis of your position.
Response 10. We acknowledge your comment.
TANDY LETTER

Comment 11.	Notwithstanding our comments, please furnish a letter acknowledging that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Trust may not assert this action as defense in my proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Response 11.
As you have requested and consistent with SEC Release 2004-89, the Fund hereby acknowledges that:
• the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
• the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
               If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 878-8489, or Clifford R. Cone of Clifford Chance US LLP at (212) 878-3180. Thank you.

Very truly yours,
/s/ Leonard B. Mackey, Jr.
Leonard B. Mackey, Jr.

cc:	Paul B. Goucher, Esq. Sarah E. Cogan, Esq.